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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT No. 5 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                 Semiconductor Laser International Corporation
        -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    816638100
            ---------------------------------------------------------
                                 (CUSIP Number)

                         bmp Mobility AG Venture Capital
                              Charlottenstrasse, 16
                              10117 Berlin, Germany
                           Attention: Oliver Borrmann
                              (011 49 30) 20 30 50

                                    Copy to:

                              Peter E. Ruhlin, Esq.
                                   Linklaters
                           1345 Avenue of the Americas
                            New York, New York 10105
                                  (212) 424 9000
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              February 15, 2000
          ------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:
[ ]

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO.  816638100                                             Page 2 of 7


1   NAME OF REPORTING PERSON(S)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                    bmp Mobility AG Venture Capital
----------------------------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)    [   ]

            (b)    [   ]
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3   SEC USE ONLY
----------------------------------------------------------------------------------------------------

4   SOURCE OF FUNDS*
----------------------------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)     [   ]
----------------------------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION    Federal Republic of Germany
----------------------------------------------------------------------------------------------------

           NUMBER OF            7   SOLE VOTING POWER     0
             SHARES             --------------------------------------------------------------------
         BENEFIFICALLY
            OWNED BY            8   SHARED VOTING POWER      0
              EACH              --------------------------------------------------------------------
            REPORTING
           PERSON WITH          9   SOLE DISPOSITIVE POWER      0
                                --------------------------------------------------------------------

                                10  SHARED DISPOSITIVE POWER       0
----------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                        0
----------------------------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [   ]
----------------------------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0%
----------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON             CO
----------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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                                                                    Page 3 of 7


The Reporting Person hereby amends its Statement on Schedule 13D dated February 16, 1999 ("Schedule 13D"), as previously amended through Amendment No. 4 to
Schedule 13D dated January 19, 2000 ("Amendment No. 4") in respect of the Common Stock, par value $0.01 per share (the "Common Stock"), of Semiconductor Laser International Corporation (the "Issuer").

ITEM 4. PURPOSE OF TRANSACTION

At the date hereof, the Reporting Person has no plans or proposals that would relate to or result in any acquisition of additional securities of the Issuer, has no further securities of the Issuer to dispose of, and has no plans or proposals that would relate to or result in any of the actions or transactions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

See Item 6 below. As a result of the consummation of the transaction described in Item 6 below, as of February 15, 2000, the Reporting Person has no beneficial ownership of, nor any power or shared power to vote or to direct the vote of, any shares of any class of securities of the Issuer. From February 15, 2000, the Reporting Person has ceased to be the beneficial owner of more than five percent of any class of securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following information supplements the information previously filed under this item:

See Amendment No. 4. The Reporting Person has transferred and sold to ANB Alster Neue Beteiligungs GmbH & Co. KG, a German investing corporation (the "Purchaser"), the Common Shares, the Preferred Shares and the Warrants of the Issuer that it owned (collectively, the "Securities"), including all voting power and investment power over the Securities, for an aggregate price of U.S.$2,875,333.50 (2,372,650 Common Shares at a price of U.S.$0.39 per share, 1,000,000 Preferred Shares, each convertible into five Common Shares, at a price of U.S.$1.95 per share and 500,000 Warrants at no cost). As a result of the sale of the Securities by the Reporting Person to the Purchaser, the Reporting Person has divested itself of all of its ownership interests in the Issuer and all the Reporting Person's rights in and to the Securities, including all rights to direct the voting and/or disposition of the Securities, have been vested in the Purchaser. The contract of sale is attached as Exhibit I hereto.

Included in the 2,372,650 Common Shares being sold to the Purchaser are 5,000 Common Shares acquired by the Reporting Person in an open market transaction on December 3, 1999 at a price of U.S.$0.27 per share. The Reporting Person is remitting to the Issuer the U.S.$600.00 profit on the sale of those shares as required by Section 16(b) of the Securities Exchange Act of 1934.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit I -- Contract of Sale dated February 15, 2000 between bmp Mobility AG
             Venture Capital and ANB Alster Neue Beteiligungs GmbH & Co. KG.

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                                                                    Page 4 of 7

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          February 15, 2000
                             -----------------------------------------------
                                              (Date)



                                     /s/ Alexander Eichner
                             -----------------------------------------------
                                            (Signature)



                                  Alexander Eichner/ Attorney in Fact
                             -----------------------------------------------
                                             (Name/Title)






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